UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2012

Commission File Number: 001-34454

Shanda Games Limited

(Exact name of registrant as specified in its charter)

Unit 403A, 4th Floor, Golden Centre

188 Des Voeux Road Central

Hong Kong

(852) 2851 0177

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Games Limited

By:	/s/ Qunzhao Tan
Name: Qunzhao Tan Title: Chief Executive Officer

Date: February 1, 2012

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Shanda Games Receives 12 Awards at the 2011 China Game Industry Annual Conference and Announces Strategic Partnership with Snail Game